UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited 25 Wilton Road London SW1V 1LW United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
$236.2 Million Senior Secured Loan Facility and 2022 Notes Redemption
On January 7, 2021, Global Ship Lease, Inc. (the “Company”) entered into a new $236.2 million senior secured loan facility (the “New Facility”) with Hayfin Capital Management, LLP (“Hayfin”), as lender, agent and security agent. The New Facility is guaranteed by the Company and certain of its subsidiaries. The Company intends to use the proceeds from the New Facility, along with cash on hand, to optionally redeem in full its outstanding 9.875% First Priority Secured Notes due 2022 (the “2022 Notes Redemption”).
The New Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly installments of $6.56 million, along with a balloon payment at maturity. The New Facility will be secured by, among other things, first priority ship mortgages over 21 of the Company’s vessels (the “Mortgaged Vessels”), assignments of earnings and insurances of the Mortgaged Vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each Mortgaged Vessel-owning subsidiary. The Company expects to drawdown on the facility in full on or about January 19, 2021.
On January 8, 2021, the Company issued a notice of optional full redemption for all of the currently outstanding $233.4 million aggregate principal amount of its 9.875% First Priority Secured Notes due 2022.
Attached hereto as Exhibit 99.1 is a press release of the Company, dated January 8, 2021, announcing the New Facility.
Attached hereto as Exhibit 99.2 is a press release of the Company, dated January 8, 2021, announcing the 2022 Notes Redemption.
The information contained in this Report on Form 6-K (except for any reference to, or information contained in, the Company’s website and the statements attributed to the Company’s Executive Chairman contained in Exhibit 99.1) is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-234343 and 333-235305).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: January 8, 2021	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer